Filed by Westport Resources Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934

Subject Company: Belco Oil & Gas Corp.
Commission File No.: 001-14256

The following press release was made by Westport Resources Corporation:

FOR IMMEDIATE RELEASE

Westport Resources Corporation

410 Seventeenth Street

Suite 2300

Denver, CO 80202-4436

Contact:

Lon McCain—Vice President and CFO

(303) 573-5404

lmccain@westportog.com

Westport to Merge with Belco for $922 million

NOTE: Westport will host a teleconference call for investors on Monday, June 11, 2001 at 10:00 a.m. EDT. The call can be heard on www. westportresourcescorp.com or by calling 877-270-9495 (US/Canada) 706-679-5434(International) just prior to the start time. A replay of the teleconference call will be available for 48 hours after the finish of the call on Westport’s website. The replay can also be accessed by dialing 800-642-1687 toll free, reservation No. 1141959.

Denver, Colorado — June 9, 2001 — Westport Resources Corporation (“Westport”) (NYSE: WRC) announced it has entered into a definitive merger agreement with Belco Oil & Gas Corp. (“Belco”) (NYSE: BOG) in a transaction valued at approximately $922 million, including the assumption of approximately $588 million of debt, fair market value of the hedge portfolio and convertible preferred stock. The agreement provides that Belco shareholders will receive a fixed exchange ratio of 0.4125 shares of new Westport common stock for each share of Belco common stock they own and each Westport shareholder will receive one share of new Westport common stock for each share of Westport common stock they own. The transaction is structured to be tax-free. The outstanding shares of Belco’s preferred stock will remain outstanding following the merger.

The Boards of Directors of both companies unanimously approved the merger agreement and recommend that their shareholders approve the merger. Shareholders of both companies holding sufficient shares to approve the merger have entered into voting agreements under which they have agreed to vote in favor of the merger. Subject to shareholder and regulatory approval the transaction is expected to be completed in the third quarter of 2001.

Donald D. Wolf will be Chairman and Chief Executive Officer of the combined company. Westport’s Board of Directors will be increased from nine to eleven members with the addition of Robert A. Belfer, Belco’s current Chairman and Chief Executive Officer and Laurence D. Belfer, a director and current Vice Chairman of Belco.

Impact of Merger

It is anticipated that as a result of the merger:

•	Westport will increase its reserves by approximately 726 billion cubic feet of natural gas equivalent (Bcfe), or 13.7 Mcfe per share, an increase of 193% to a total of 1.2 TCFE as of December 31, 2000.

•	Reserves will be added at a price of approximately $1.17 per Mcfe, excluding $74 million of the acquisition price applied to Belco’s 703,000 net undeveloped acres, seismic and miscellaneous assets

•	Daily production volumes from the combined companies over the first quarter 2001 indicate a 93% growth of 167 Mmcfe/d, over Westport’s 179 Mmcfe/d.

•	Reserve life will be lengthened by 2 years to 9 years

•	Probable and possible reserves are increased by 272 Bcfe and 234 Bcfe, respectively.

•	Westport’s position in the gas prone basins in the Rocky Mountain areas will be significantly enhanced, with the addition of 1.3 million gross (422,000 net) acres of undeveloped leasehold in this region.

•	The transaction will be immediately accretive on a per share basis to production, net asset value and reserves. Strong cash flow accretion is evident from 2002 after a slightly dilutive second half 2001.

•	Westport will continue to maintain a strong balance sheet with Net Debt/Total Capitalization of approximately 26%.

•	The liquidity in Westport’s stock will improve through the addition of 13.7 million new common shares.

Donald Wolf commented, “the merger is an excellent fit for both companies. Belco and Westport have a similar strategic philosophy with a balanced approach between acquisitions, exploitation and exploration. We will also remain balanced with respect to commodity mix, as our pro forma gas-to-oil ratio will be 52% based on total reserves. The addition of Belco’s production will add significant cash flow that will allow the combined company to high grade and increase our drilling program while generating excess cash flow to pursue additional property transactions consistent with our business strategy. We welcome the addition of Belco’s personnel to our team.” He continued, “we are combining two companies with complementary strengths and assets. We are essentially in the same onshore regions, which will enhance our operational, functional and technical expertise. In addition, we believe this merger will increase our overall efficiency and assist us in pursuing our goal to achieve per share growth through exploration, exploitation and acquisitions.”

With its primary operating office in Dallas, Belco is an independent energy company engaged in the acquisition, exploitation, development and production of natural gas and oil in the U.S. Belco’s principal activities are in the Rocky Mountains, the Permian Basin, the onshore Gulf Coast and the Mid-Continent. At December 31, 2000, Belco reported a total reserve base of 726 Bcfe of proved reserves. During the first quarter of 2001, Belco produced approximately 167 Mmcfe/day.

Westport is a Denver-based independent energy company engaged in oil and natural gas exploitation, acquisition and exploration activities onshore in the Rocky Mountains, the Permian Basin, the Mid-Continent and the Gulf Coast along with a Houston office for the Gulf of Mexico. Based on December 31, 2000, Westport reported a total reserve base of 454 Bcfe of proved reserves. During the first quarter of 2001, Westport produced approximately 179 Mmcfe/day.

Credit Suisse First Boston advised Westport on this transaction and Petrie Parkman & Co. advised Belco.

Summary Transaction Terms

Company Name	Westport Resources Corporation

Headquarters	Denver, Colorado

Exchange Ratio	Westport Shareholders: 1.0

Belco Shareholders: 0.4125

Accounting Structure	Purchase Accounting/Successful Efforts

Tax Structure	Tax Free Merger

Capitalization	Pro Forma Net Debt/ Total Capitalization of 26%

Board of Directors	2 current Belco representatives to be added to the current 9

Westport representatives

Target Closing Date	Third quarter 2001

Revised 2001 Outlook

As a result of the transaction, it is anticipated that:

The combined company’s 2001 capital budget will be $260 million.

Pro forma production for the combined company in the first quarter was be approximately 346 MMcfe/day, a 193% increase over Westport’s first quarter 2001 rate. Approximately 63% of 2001 production will be natural gas.

The combined company will maintain a strong balance sheet with Net Debt/Total Capitalization of 26% and debt to EBITDAX of 1.2.

Historically, Belco has engaged in an active commodity price risk management program. During the past couple of years, Belco’s financial results have been adversely impacted by this hedge position as market commodity prices have improved. However, based on the production projections for the combined company, only 38% of estimated volumes for the second half 2001 and 21% of estimated volumes for calendar year 2002 will be subject to the combined company hedges. The elimination of these hedges will significantly increase cash flow and EBITDAX for the combined company from the closing of the merger through the end of 2002.

Investor Notices

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning Westport’s and the combined company’s merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that Westport expects, believes or anticipates will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, production, cash flow and EBITDAX estimates, future financial performance and other matters. These statements are based on certain assumptions made by Westport based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Westport and Belco. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Westport and Belco will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Westport and Belco with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents relating to Westport may also be obtained for free from Westport by directing such request to: Westport Resources Corporation, 410 Seventeenth Street, Suite 2300, Denver, CO 80202-4436, Attention: Investor Relations; telephone: (303) 573-5404; e-mail: lmccain@westportog.com. Westport, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Westport’s shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

Westport Fact Sheet

Profile

Westport is a Denver-based independent energy company with exploitation, exploration and acquisition activities onshore in the Rocky Mountains, the Permian Basin, the Mid-Continent, the Gulf Coast and in the Gulf of Mexico. At December 31, 2000, Westport reported 454 Bcfe of proved reserves. During the first quarter of 2001, Westport produced approximately 16 Bcfe.

Exploration and Production

•	First quarter 2001 net production averaged 179 MMcfe per day.

•	December 31, 2000 net proved reserves of 454 Bcfe.

•	December 31, 2000 total inventory of 489,000 gross and 260,000 net undeveloped acres.

•	EBITDAX was $165.5MM and $76.5MM for the year ended December 31, 2000, and the three months ended March 31, 2001, respectively.

•	Revenues net of hedging of $244.7MM and $95.3MM in 2000 and the first quarter of 2001, respectively.

•	Three-year production replacement averaged 318% per year.

•	Three-year finding and development cost averaged $1.03 per MCFE.

Belco Fact Sheet

Profile

With it’s primary operating office in Dallas, Belco is an independent energy company engaged in the acquisition, exploitation, development and production of natural gas and oil in the U.S. Belco’s activities are in the Rocky Mountains, Permian Basin, Gulf Coast and Mid-Continent. At December 31, 2000, Belco reported a total reserve base of 726 Bcfe of proved reserves. During the first quarter of 2001, Belco produced approximately 15 Bcfe.

Exploration and Production

•	First quarter 2001 net production averaged 167 MMcfe per day.

•	December 31, 2000 net proved reserves of 726 Bcfe.

•	December 31, 2000 total inventory of 1.8 million gross and 703,000 net undeveloped acres.

•	EBITDAX was $118.6MM and $24.7MM for the year ended December 31, 2000, and the three months ended March 31, 2001, respectively.

•	Unhedged revenues of nearly $257.6MM and $88.2MM in 2000 and the first quarter of 2001, respectively.

•	Three-year production replacement averaged 165% per year.

•	Three-year finding and development cost averaged $1.19 per MCFE.

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